File No. 812-14526

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

NORTHSTAR CORPORATE INCOME, INC. AND NORTHSTAR GLOBAL
CORPORATE INCOME MASTER FUND

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

NSAM J-BDC LTD AND NSAM J-CEF LTD

c/o NSAM Luxembourg S.à r.l.

6A Route De Trèves,

L-2633, Senningerberg

Luxembourg

OZ INSTITUTIONAL CREDIT MANAGEMENT LP, OZ MANAGEMENT LP, OZ MANAGEMENT II LP, OZ Overseas Intermediate Fund, L.P., OZ Overseas Intermediate Fund II, L.P., OZ Credit Opportunities Master Fund, Ltd., OZ Credit Opportunities Overseas Intermediate Fund, L.P.,OZ Credit Opportunities Overseas Institutional Fund, L.P.,Goldman Sachs Profit Sharing Master Trust, Gordel Capital Limited, Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund, OZEA, L.P., OZ Enhanced Master Fund, Ltd., OZ Europe Master Fund, Ltd., OZSC II, L.P., OZ GC Opportunities Master Fund, Ltd., OZNJ Private Opportunities, L.P., OZNJ Real Asset Opportunities, L.P., OZNJ Real Estate Opportunities, L.P., OZLM Funding, Ltd., OZLM Funding II, Ltd., OZLM Funding III, Ltd., OZLM Funding IV, Ltd., OZLM Funding V, Ltd., OZLM VI, Ltd., OZLM VII, Ltd., OZLM VIII, Ltd., OZLM IX, Ltd., OZLM XI, Ltd., OZLM XII, Ltd., OZLM XIII, Ltd., OZLM XIV, Ltd., Och-Ziff Loan Management LP, Och-Ziff Europe Loan Management Limited, OZLME B.V., OZ Institutional Income Master Fund, Ltd., OZ Domestic Partners, L.P., OZ Domestic Partners II, L.P., OZ Overseas Fund, Ltd., OZ Overseas Fund II, LTD., OZ Overseas Institutional Fund, LTD., OZ Credit Opportunities Domestic Partners, L.P., OZ Credit Opportunities Overseas Fund, L.P., Och-Ziff Real Estate Credit Fund, L.P., OZ MASTER FUND LTD., OZSC, L.P., OZ ENHANCED DOMESTICS PARTNERS, L.P.,

OZ ENHANCED OVERSEAS INTERMEDIATE FUND, L.P., OZ ENHANCED OVERSEAS FUND, LTD., OZ ENHANCED OVERSEAS INSTITUTIONAL FUND, LTD., OZ INSTITUTIONAL INCOME DOMESTIC PARTNERS, L.P., OZ INSTITUTIONAL INCOME OVERSEAS INTERMEDIATE FUND, L.P., OZ INSTITUTIONAL INCOME OVERSEAS FUND, L.P., OZ EUROPE DOMESTIC PARTNERS, L.P., OZ EUROPE DOMESTIC PARTNERS II, L.P., OZ EUROPE OVERSEAS INTERMEDIATE FUND, L.P., OZ EUROPE OVERSEAS FUND, LTD., OZ EUROPE OVERSEAS INTERMEDIATE FUND II, L.P., OZ EUROPE OVERSEAS FUND II, LTD., OZ EUROPE OVERSEAS INSTITUTIONAL FUND, LTD. AND OZLM XV, LTD.

9 West 57th Street
39th Floor
New York, New York 10019

All Communications, Notices and Orders to:

Ronald J. Lieberman, Esq. Executive Vice President, General Counsel and Secretary NorthStar Corporate Income, Inc. 399 Park Avenue, 18th Floor New York, New York 10022 (212) 547-2600	Julie Siegel, Esq. General Counsel Och-Ziff Capital Management Group LLC 9 West 57th Street 39th Floor New York, New York 10019 (212) 790-0041

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100	Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3406

November 24, 2015

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NORTHSTAR CORPORATE INCOME, INC.

AND NORTHSTAR GLOBAL CORPORATE

INCOME MASTER FUND

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

NSAM J-BDC LTD AND NSAM J-CEF LTD

c/o NSAM Luxembourg S.à r.l.

6A Route De Trèves,

L-2633, Senningerberg

Luxembourg

OZ INSTITUTIONAL CREDIT

MANAGEMENT LP, OZ MANAGEMENT

LP, OZ MANAGEMENT II LP, OZ

Overseas Intermediate Fund, L.P.,

OZ Overseas Intermediate Fund II,

L.P., OZ Credit Opportunities

Master Fund, Ltd., OZ Credit

Opportunities Overseas

Intermediate Fund, L.P., OZ Credit

Opportunities Overseas

Institutional Fund, L.P., Goldman

Sachs Profit Sharing Master

Trust, Gordel Capital Limited,

Merrill Lynch Investment

Solutions – Och-Ziff European

Multi-Strategy UCITS Fund, OZEA,

L.P., OZ Enhanced Master Fund, Ltd.,

OZ Europe Master Fund, Ltd., OZSC

II, L.P., OZ GC Opportunities Master

Fund, Ltd., OZNJ Private

Opportunities, L.P., OZNJ Real Asset

Opportunities, L.P., OZNJ Real

Estate Opportunities, L.P., OZLM

Funding, Ltd., OZLM Funding II, Ltd.,

OZLM Funding III, Ltd., OZLM

Funding IV, Ltd., OZLM Funding V,

Ltd., OZLM VI, Ltd., OZLM VII, Ltd.,

OZLM VIII, Ltd., OZLM IX, Ltd., OZLM

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

FIRST AMENDED AND

RESTATED APPLICATION

FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF

THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT

COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS

17(d) AND 57(a)(4) OF THE

INVESTMENT COMPANY ACT

OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT

COMPANY ACT OF 1940

XI, Ltd., OZLM XII, Ltd., OZLM XIII,

Ltd., OZLM XIV, Ltd., Och-Ziff Loan

Management LP, Och-Ziff Europe

Loan Management Limited, OZLME

B.V., OZ Institutional Income

Master Fund, Ltd., OZ Domestic

Partners, L.P., OZ Domestic

Partners II, L.P., OZ Overseas Fund,

Ltd., OZ Overseas Fund II, LTD., OZ

Overseas Institutional Fund, LTD.,

OZ Credit Opportunities Domestic

Partners, L.P., OZ Credit

Opportunities Overseas Fund, L.P.,

Och-Ziff Real Estate Credit Fund,

L.P., OZ MASTER FUND LTD., OZSC, L.P.,

OZ ENHANCED DOMESTICS PARTNERS,

L.P., OZ ENHANCED OVERSEAS

INTERMEDIATE FUND, L.P., OZ

ENHANCED OVERSEAS FUND, LTD., OZ

ENHANCED OVERSEAS INSTITUTIONAL

FUND, LTD., OZ INSTITUTIONAL INCOME

DOMESTIC PARTNERS, L.P., OZ

INSTITUTIONAL INCOME OVERSEAS

INTERMEDIATE FUND, L.P., OZ

INSTITUTIONAL INCOME OVERSEAS

FUND, L.P., OZ EUROPE DOMESTIC

PARTNERS, L.P., OZ EUROPE DOMESTIC

PARTNERS II, L.P., OZ EUROPE

OVERSEAS INTERMEDIATE FUND, L.P.,

OZ EUROPE OVERSEAS FUND, LTD., OZ

EUROPE OVERSEAS INTERMEDIATE

FUND II, L.P., OZ EUROPE OVERSEAS FUND

II, LTD., OZ EUROPE OVERSEAS

INSTITUTIONAL FUND, LTD. AND OZLM

XV, LTD.

9 West 57th Street, 39th Floor
New York, New York 10019

File No. 812-14526

Investment Company Act of 1940

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I.             Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	NorthStar Corporate Income, Inc. (“NS BDC”),

•	NorthStar Global Corporate Income Master Fund (“NS Master Fund,”[1] together with NS BDC, the “Existing Regulated Funds”),

•	NSAM J-BDC Ltd (“NSAM BDC Adviser”),

•	NSAM J-CEF Ltd (“NSAM CEF Adviser”),

•	OZ Institutional Credit Management LP (“OZ CM”),

•	OZ Management LP (“OZ Management”), OZ Management II LP (“OZ Management II”) (collectively, the “OZ Management Advisers”) and their investment advisory affiliates and subsidiaries set forth in Exhibit B hereto (collectively, with the OZ Management Advisers and OZ CM, the “OZ Management Affiliated Advisers”), and

•	Investment funds set forth in Exhibit B hereto, each of which is an entity whose investment adviser is an OZ Management Affiliated Adviser and that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or Rule 3a-7 (collectively, the “Existing Affiliated Funds” and, together with the Existing Regulated Funds, NSAM BDC Adviser, NSAM CEF Adviser, and the OZ Management Affiliated Advisers, the “Applicants”).

NSAM BDC Adviser will serve as the investment adviser to NS BDC and NSAM CEF Adviser will serve as the investment adviser to NS Master Fund, while OZ CM will serve as the sub-adviser to NS BDC and NS Master Fund, and an OZ Affiliated Adviser (as defined below) will serve as the investment adviser to the Affiliated Funds (as defined below). NSAM BDC Adviser and NSAM CEF Adviser are not affiliated persons (as defined in the 1940 Act) of the OZ Affiliated Advisers. The relief requested in this application (the “Application”) would permit a Regulated Fund2 and one or more other Regulated Funds and/or one or more Affiliated Funds3 to

1 NS Master Fund is part of a master/feeder structure, pursuant to which NorthStar Global Corporate Income Fund and NorthStar Global Corporate Income Fund-T (the “Existing Feeder Funds”) invest all or substantially all of their assets in NS Master Fund. The Existing Feeder Funds are each closed-end investment companies that are registered under the 1940 Act and that have the same investment objective and strategies as NS Master Fund. Any future closed-end investment company that is registered under the 1940 Act and that invests all or substantially all of its assets in NS Master Fund (each, a “Future Feeder Fund,” and together with the Existing Feeder Funds, the “Feeder Funds”) will also have the same investment objective and strategies as NS Master Fund. All investments will be made at the NS Master Fund level and, therefore, the investment results of the Feeder Funds will correspond directly to the investment results of NS Master Fund. As a result of this structure, the Feeder Funds do not have investment advisers. Therefore no NSAM Adviser (as defined below) serves, or will serve, as investment adviser to a Feeder Fund and no OZ Affiliated Adviser (as defined below) serves, or will serve, as sub-adviser to a Feeder Fund.

2 “Regulated Fund” means any of the Existing Regulated Funds and any Future Regulated Fund.  “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an NSAM Adviser, (c) whose sub-adviser is an OZ Affiliated Adviser (as defined below) and (d) that intends to participate in the Co-Investment Program. Because the Feeder Funds do not have investment advisers, they are not Regulated Funds. The term “NSAM Adviser” means (a) NSAM BDC Adviser or NSAM CEF Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with NSAM BDC Adviser or NSAM CEF Adviser and is registered under the Investment Advisers Act of 1940 (the “Advisers Act”). The term “Adviser” means any NSAM Adviser or any OZ Affiliated Adviser. The term “OZ Affiliated Adviser” means the OZ Management Affiliated Advisers and any future investment adviser that controls, is controlled by or is under common control with the OZ Management Advisers and is registered as an investment adviser under the Advisers Act.

3 “Affiliated Fund” means (a) the Existing Affiliated Funds and (b) any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an OZ Affiliated Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the 1940 Act or Rule 3a-7 thereunder, and (c) that intends to participate in the Co-Investment Program. The Affiliated Funds may make their investments in the Co-Investment Program either directly or through special purpose vehicles owned solely by funds managed by the OZ Affiliated Advisers. For purposes hereof, investments by such special purpose vehicles shall be deemed to be investments by the respective Affiliated Funds.

participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board6 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or Rule 3a-7 thereunder.  Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.  Applicants do not seek relief for

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 The term “Board” refers to the board of directors or trustees, as applicable, of each of the Regulated Funds, including the board of directors of NS BDC and the board of trustees of NS Master Fund, as applicable.

transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II.            Background

A. Existing Regulated Funds

1. NS BDC

NS BDC was organized under the General Corporation Law of the State of Maryland on November 20, 2014 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act.8 In addition, NS BDC intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. NS BDC’s principal place of business is 399 Park Avenue, New York, New York 10022.

A substantial portion of NS BDC’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by options or other forms of equity participation. NS BDC may also separately purchase common or preferred equity interests in transactions. NS BDC’s Objectives and Strategies9 are to maximize current income consistent with the preservation of capital, as well as capital appreciation. NS BDC will be advised by NSAM BDC Adviser pursuant to an investment advisory and administrative services agreement (the “NS BDC Advisory Agreement”). NS BDC will be sub-advised by OZ CM pursuant to the investment sub-advisory agreement among NS BDC, NSAM BDC Adviser and OZ CM (the “NS BDC Sub-Advisory Agreement”).

NS BDC’s business and affairs will be managed under the direction of a Board.  NS BDC will have a Board of which a majority of its members will be Non-Interested Directors.10

2. NS Master Fund

NS Master Fund was organized under the Delaware Statutory Trust Act on July 24, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act. In addition, NS Master Fund intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election

7  See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

8 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

9 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

10 The term “Non-Interested Directors” as used in this application, refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act.

in the future. NS Master Fund’s principal place of business is 399 Park Avenue, New York, New York 10022.

As discussed above, NS Master Fund is part of a master feeder structure, pursuant to which the Existing Feeder Fund invests substantially all of its assets in the NS Master Fund. NS Master Fund’s investment objective is the same as that of the Existing Feeder Fund, to offer an attractive total return while seeking to maximize current income, as well as capital appreciation. Future Feeder Funds may be created over time that will also invest substantially all of their assets in the common shares of NS Master Fund. NS Master Fund will be advised by NSAM CEF Adviser pursuant to an investment advisory and administrative services agreement (the “NS Master Fund Advisory Agreement”). NS Master Fund will be sub-advised by OZ CM pursuant to the investment sub-advisory agreement among NS Master Fund, NSAM CEF Adviser and OZ CM (the “NS Master Fund Sub-Advisory Agreement,” together with NS BDC Sub-Advisory Agreement, the “Sub-Advisory Agreements”).

NS Master Fund’s business and affairs will be managed under the direction of a Board, of which a majority of members will be Non-Interested Directors.

B. Existing Affiliated Funds

Och-Ziff Capital Management Group LLC, founded in 1994, is a leading global institutional alternative asset manager with $44.4 billion in assets under management, as of November 1, 2015, across equities, credit, real estate/private investments and convertible/derivative arbitrage. The OZ Management Affiliated Advisers are subsidiaries of Och-Ziff Capital Management Group LLC (collectively, “Och-Ziff”).

Och-Ziff serves the investment needs of a diversified institutional investor base, providing asset management services through alternative investment vehicles and accounts that pursue a broad range of global investment opportunities. As of October 1, 2015, Och-Ziff had 652 employees worldwide, including 183 investment professionals, with offices in New York, Houston, London, Hong Kong, Mumbai, Beijing, Shanghai and Dubai. As part of its global platform, Och-Ziff has managed credit investments since 1999 across both alternative and traditional investment solutions, including global multi-strategy funds, traditional credit strategies and single-strategy funds.

Och-Ziff’s credit asset management is conducted through its credit strategies investment team, which manages approximately $17.0 billion of assets under management as of October 1, 2015 across both the performing credit marketplace, including leveraged loans, high-yield bonds, private credit/bespoke financing and investment grade credit, and the opportunistic credit marketplace, including distressed bonds and loans, mezzanine debt, CLO equity and other structured credit instruments. Och-Ziff’s institutional credit strategies investment team, a group within the credit strategies investment team that focuses on performing credit, manages approximately $7.1 billion of assets under management as of October 1, 2015. In 2014, Och-Ziff purchased for its clients over $19.7 billion in U.S. corporate credit and $12.3 billion in U.S. leveraged loans.

Each of the Affiliated Funds listed in Exhibit B has, or will have, investment objectives and strategies that are similar to or that overlap with the Regulated Funds’ Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

Each of the Affiliated Funds would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or Rule 3a-7 thereunder.

C. Advisers

1. NSAM BDC Adviser

NSAM BDC Adviser, an affiliate of NorthStar Asset Management Group (“NorthStar”), will serve as the investment adviser to NS BDC. NSAM BDC Adviser is a Jersey limited company formed in November 2014. NSAM BDC Adviser will register with the Commission under the Advisers Act prior to relying on the Order.11 NorthStar is a leading global asset management firm focused on strategically managing real estate and alternative investment platforms in the United States and internationally.

2. NSAM CEF Adviser

NSAM CEF Adviser, an affiliate of NorthStar, will serve as the investment adviser to NS Master Fund. NSAM CEF Adviser is a Jersey limited company formed on July 20, 2015. NSAM CEF Adviser will register with the Commission under the Advisers Act prior to relying on the Order.

3. OZ CM

OZ CM, a subsidiary of Och-Ziff, will serve as the sub-adviser to NS BDC and NS Master Fund and OZ CM or another OZ Affiliated Adviser will serve as sub-adviser to any Future Regulated Fund. OZ CM is a Delaware limited liability partnership formed on November 26, 2014 and is registered as an investment adviser with the Commission.

As previously described, NSAM BDC Adviser will serve as NS BDC’s investment adviser and OZ CM will serve as NS BDC’s sub-adviser. NSAM CEF Adviser will serve as NS Master Fund’s investment adviser and OZ CM will serve as NS Master Fund’s sub-adviser. An NSAM Adviser will serve as the investment adviser to any Future Regulated Fund and an OZ Affiliated Adviser will serve as sub-adviser to any Future Regulated Fund. An NSAM Adviser will be responsible for the overall management of each Regulated Fund’s activities, and an OZ Affiliated Adviser will be responsible for the day-to-day management of each Regulated Fund’s investment portfolio, in each case consistent with their fiduciary duties. NSAM BDC Adviser will provide its investment advisory services to NS BDC pursuant to the NS BDC Advisory Agreement, and NSAM CEF Adviser will provide its investment advisory services to NS Master Fund pursuant to the NS Master Fund Advisory Agreement. OZ CM will provide its investment advisory services to NS BDC under the NS BDC Sub-Advisory Agreement, and will provide its investment advisory services to NS Master Fund under the NS Master Fund Sub-Advisory Agreement. Importantly, the relationship between the applicable NSAM Adviser, as investment adviser to the Regulated Fund, and the applicable OZ Affiliated Adviser, as sub-adviser to a Regulated Fund, will be arm’s length, and the applicable OZ Affiliated Adviser will be able to

11 OZ CM is registered as an adviser with the Commission, but has not yet commenced advising registered investment companies or BDCs. NSAM BDC Adviser and NSAM CEF Adviser will each register as investment advisers with the Commission prior to relying on the Order. As such, this application describes the compliance program that NSAM BDC Adviser, NSAM CEF Adviser, OZ CM and the other OZ Management Affiliated Advisers will have upon such registration and reliance upon the Order.

withdraw on written notice.12 Although the OZ Affiliated Adviser serving as sub-adviser will identify and recommend investments for the applicable Regulated Fund, prior to any investment by such Regulated Fund, the Sub-Advisory Agreements will require that the applicable OZ Affiliated Adviser either (i) present each proposed investment to the investment committee of the applicable NSAM Adviser for approval or (ii) determine that such investment falls into one of certain categories that have been pre-approved by the applicable NSAM Adviser (a “Pre-Approved Investment”). Through this authority to approve or reject any investment proposed by applicable OZ Affiliated Adviser, either directly or through Pre-Approved Investments, the applicable NSAM Adviser will have ultimate authority with respect to such Regulated Fund’s investments, subject in each case to the oversight of the respective Board.

Each OZ Affiliated Adviser has an investment committee through which the OZ Affiliated Adviser will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for the applicable Regulated Fund. In the case of a Potential Co-Investment Transaction, an OZ Affiliated Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Fund for which it serves as sub-adviser consistent with the requirements of condition 2(a). Applicants note that each OZ Affiliated Adviser, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. Each OZ Affiliated Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each OZ Affiliated Adviser client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each OZ Affiliated Adviser client would participate in investment opportunities fairly and equitably. Applicants note that each Existing Regulated Fund has adopted its own allocation policies and procedures, and each other Regulated Fund will adopt its own allocation policies and procedures, which incorporate the OZ Affiliated Advisers’ allocation policies and procedures. The applicable OZ Affiliated Adviser would then either: (i) present the Potential Co-Investment Transaction and proposed allocation for each Regulated Fund for which it serves as sub-adviser to the applicable NSAM Adviser, for that NSAM Adviser’s investment committee’s approval or (ii) if the Potential Co-Investment Transaction qualified as a Pre-Approved Investment, effect the transaction without further consultation with the applicable NSAM Adviser. If the Potential Co-Investment Transaction did not qualify as a Pre-Approved Investment and the approval of the applicable NSAM Adviser were therefore required, the applicable NSAM Adviser investment committee would review the applicable OZ Affiliated Adviser’s recommendation for each applicable Regulated Fund and would have the ability to ask questions of the applicable OZ Affiliated Adviser and request additional information from that OZ Affiliated Adviser. The applicable NSAM Adviser investment committee would also retain the ability to ask questions of the OZ Affiliated Adviser and request additional information from the OZ Affiliated Adviser if the Potential Co-Investment Transaction were a Pre-Approved Investment. If the applicable NSAM Adviser investment committee approved the investment for such Regulated Fund or the investment were a Pre-Approved Investment approved by the applicable OZ Affiliated Adviser, the investment and all relevant allocation information would then be presented to such Regulated Fund’s Board for its approval in accordance with the conditions of this Application. Applicants believe the investment process between each applicable OZ Affiliated Adviser and each applicable NSAM Adviser prior to seeking approval from such Regulated Fund’s Board, is significant and provides for additional procedures and processes to ensure that each such Regulated Fund is being treated

12 Each of the Sub-Advisory Agreements may also be terminated by the applicable Regulated Fund, through a Board resolution or shareholder vote in accordance with Section 15(a) of the 1940 Act.

fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions (as defined below).

Any other Adviser to an Affiliated Fund or a Regulated Fund will be registered as an investment adviser pursuant to the Advisers Act. Any Future Affiliated Fund will be advised by an OZ Affiliated Adviser.

III.          Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,13 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.14

Transactions effected as part of the Co-Investment Program would be prohibited by Section 17(d) or 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission. Section 57(b) applies to any investment adviser to a Regulated Fund, including a sub-adviser. Thus, OZ CM, in its role as sub-adviser to NS BDC and NS Master Fund, could be deemed to be a person related to each of NS BDC and NS Master Fund in a manner described by Section 57(b) and therefore OZ CM and its Section 2(a)(3)(C) affiliates (most relevant, the Regulated Funds and Affiliated Funds that it and its affiliates advise) could be prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

Each of the other Regulated Funds and the Affiliated Funds may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3)(C) by reason of common control because (i) NSAM BDC Adviser and NSAM CEF Adviser advise and may be deemed to control NS BDC and NS Master Fund, respectively, and any Future Regulated Fund will be advised by and may be deemed to be controlled by an NSAM Adviser, (ii) the NSAM Advisers are all under common control, (iii) an OZ Affiliated Adviser advises and may be deemed to control the Existing Regulated Funds and Existing Affiliated Funds and (iv) an OZ Affiliated Adviser will advise and may be deemed to control any Future Regulated Funds or Future Affiliated Funds.

As a result, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds would be prohibited from participating in Co-Investment Transactions by Sections 17(d) or 57(a)(4) of the 1940 Act, and Rule 17d-1 of the 1940 Act.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-

13 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

14 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the terms and conditions of the requested Order will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, as applicable, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each

Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions.  The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund.  The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).15

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

As discussed above, although OZ CM will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to an NSAM Adviser and negotiating and structuring the applicable Regulated Fund’s investments, an NSAM Adviser will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to each Regulated Fund’s investment portfolio. Unlike a traditional relationship between a fund and its investment adviser, OZ CM is not controlled or managed by insiders of the Existing Regulated Funds or the NSAM Advisers and has no authority or ability to bind the Existing Regulated Funds. Rather, in this instance, OZ CM recommends to the NSAM Advisers available investment opportunities on behalf of NS BDC and NS Master Fund, respectively. Thus, the NSAM Advisers do not have any conflicts of interest when evaluating the investment opportunities proposed by OZ CM.

15 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

If an Adviser, its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the OZ Affiliated Advisers to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund  and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an OZ Affiliated Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, each Adviser to the Regulated Fund will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.             (a) If each Adviser to a Regulated Fund deems the participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Advisers will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.16 The Advisers to each participating Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Advisers to the Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by

16 After the Potential Co-Investment Transaction has been allocated as between the participating Regulated Funds and the participating Affiliated Funds in the manner just described, the portion allocated to the participating Affiliated Funds will be allocated among them pursuant to the OZ Affiliated Advisers’ allocation policies and procedures.

the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Advisers to the Regulated Fund agree to, and do, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Advisers to the Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,17 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met

7.         (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisers to the Regulated Fund will provide their written recommendations as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

17 This exception applies only to Follow-On investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

8.            (a)  If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Advisers to the Regulated Fund will provide their written recommendations as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

  (c)          If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Affiliated Funds’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser(s) to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each;18

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or

18 After the Follow-On Investment has been allocated as between the participating Regulated Funds and the participating Affiliated Funds in the manner just described, the portion allocated to the participating Affiliated Funds will be allocated among them pursuant to the OZ Affiliated Advisers’ allocation policies and procedures.

Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee19 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14. The Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that an NSAM Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Fund that it advises and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

19 Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15. If the Holders own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the 1940 Act.

IV.         Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.           Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.  Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Prior to relying on the requested relief, the Board of each Regulated Fund, including the Non-Interested Directors, will have determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of the Regulated Funds, including the Non-Interested Directors, will determine prior to the Regulated Fund’s participation in the Co-Investment Program, that it is in the best interests of each Regulated Fund, respectively, and the shareholders of each to obtain the Order at the earliest possible time. For these reasons, prior to relying on the requested relief, the Board of each Regulated Fund will have determined that is proper and desirable for each Regulated Fund to participate in Co-Investment Transactions with the one or more other Regulated Funds and/or one or more Affiliated Funds.

B.           Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser(s) will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.           Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Full Circle Capital Corporation, et al. (File No. 812-14396), Investment Company Act Rel. No. 31799 (August 28, 2015) (notice) and 31837 (September 23, 2015) (order); Business Development Corporation of America, et al. (File No. 812-14368) Investment Company Act Rel. No. 31598 (May 11, 2015) (notice) and 31738 (August 5, 2015) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Investment Company Act Rel. No. 31651 (May 27, 2015) (notice) and 31686 (June 23, 2015) (order); TCW Direct Lending LLC, et al. (File No. 812-14382), Investment Company Act Rel. No. 31589 (April 30, 2015) (notice) and 31649 (May 27, 2015) (order); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. No. 31373 (Dec. 15, 2014) (notice) and 31409 (Jan. 12, 2015) (order); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Investment Company Act Rel. No. 31338 (November 18, 2014) (notice) and 31379 (December 16, 2014) (order); Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Act Rel. No. 31253 (Sept. 19, 2014) (notice) and 31286 (Oct.15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. No. 31212 (August 14, 2014) (notice) and 31247 (September 9, 2014) (order), Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. No. 31143 (July 1, 2014) (notice) and 31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corp., et. al. (File No. 812-14134) Investment Company Act Rel. No. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. No. 30900 (January 31, 2014) (notice) and 30968 (February 26, 2014) (order); Prospect Capital Corp et. al. (File No. 812-14199) Investment Company Act Release No. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order).

Two precedents involve a sub-adviser,20 and Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in those orders and the other cited orders. Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Sub-Advisory Agreements each require OZ CM to present each proposed investment by the applicable Regulated Fund to an NSAM Adviser, which has ultimate authority with respect to each Regulated Fund’s investments. Although the various precedents only address the ability of one Regulated Fund that is sub-advised by a particular investment adviser to co-invest with other entities that are advised by that same investment adviser or other investment advisers controlling, controlled by, or under common control with that same investment adviser, Applicants believe that the presence of more than one sub-advised Regulated Fund does not require a change to the formulae and procedures set forth as conditions herein. Specifically, the conditions can be applied as easily to multiple sub-advised Regulated Funds as to one sub-advised Regulated Fund, and the application of such conditions would impose no greater a burden on the applicable boards. Moreover, there are numerous precedents for the ability of multiple advised Regulated Funds to co-invest with each other. The fact that these Regulated Funds are sub-advised should create no additional conflict of interest that is not already addressed by the existing conditions. Applicants note that all of the Regulated Funds and Affiliated Funds participating in the Co-Investment Program are either advised or sub-advised by an OZ Affiliated Adviser. All Potential Co-Investment Transactions will be sourced by an OZ Affiliated Adviser and therefore all Potential Co-Investment Transactions will be subject to Condition 1.

VI.         Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Ronald J. Lieberman, Esq.
Executive Vice President, General Counsel and Secretary

NorthStar Corporate Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

Julie Siegel, Esq.
General Counsel
Och-Ziff Capital Management Group LLC
9 West 57th Street
39th Floor
New York, New York 10019
(212) 790-0041

The Applicants further state that all written or oral communications concerning this Application should be directed to:

20 See Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Investment Company Act Rel. No. 31651 (May 27, 2015) (notice) and 31686 (June 23, 2015) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order).

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3406

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.        Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 24th day of November, 2015.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NSAM J-BDC LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

NSAM J-CEF LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

OZ INSTITUTIONAL CREDIT MANAGEMENT LP

By: OZ Institutional Credit Management LLC, its General Partner
By: OZ Management LP, its Member
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP

By: Och-Ziff Holding Corporation, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP II

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund II, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities Master Fund, Ltd.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its

General Partner

By: OZ Credit Opportunities Overseas Fund GP, LLC, its

General Partner

By: OZ Advisors II LP, its sole Member

By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INTERMEDIATE Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner

By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner

By: OZ Advisors II LP, its sole Member

By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INSTITUTIONAL Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its

General Partner

By: OZ Credit Opportunities Overseas Fund GP, LLC, its

General Partner

By: OZ Advisors II LP, its sole Member

By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Goldman Sachs Profit Sharing Master Trust

By: OZ Management II LP, its investment manager
By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Gordel Capital Limited

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

By: OZ Management LP, its investment manager
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZEA, L.P.

By: OZEA GP, L.P., its General Partner
By: OZEA GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Enhanced Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Europe Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC II, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ GC Opportunities Master Fund, Ltd.

By: OZ GC Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ GC Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Private Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Asset Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Estate Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM Funding, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding II, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding III, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding IV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding V, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM IX, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

Och-Ziff Loan Management LP

By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Och-Ziff Europe Loan Management Limited

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Director

OZLME B.V.

By:	/s/ P.T.W. Rutovitz
Name:	P.T.W. Rutovitz
Title:	Managing Director

OZ Institutional Income Master Fund, Ltd.

By: Och-Ziff Loan Management LP, its investment manager
By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners II, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND II, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS INSTITUTIONAL FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES DOMESTIC PARTNERS, L.P.

By: OZ Advisors LP. its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES OVERSEAS FUND, L.P.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OCH-ZIFF REAL ESTATE CREDIT FUND, L.P.

By: Och-Ziff Real Estate Credit Capital L.P., its General Partner
By: Och-Ziff Real Estate Credit Capital LLC, its General Partner
By: Och-Ziff Real Estate Management LP, its Managing Member
By: Och-Ziff Real Estate Advisors LP, its General Partner
By: Och-Ziff Real Estate GP LLC, its General Partner

By:	/s/ Steven Orbuch
Name:	Steven Orbuch
Title:	President

OZ MASTER FUND LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC, L.P.

By:	OZSC GP, L.P., its General Partner
By:	OZSC GP, LLC, its General Partner
By:	OZ Advisors LP, its Member
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED DOMESTICS PARTNERS, L.P.

By:	OZ Advisors LP, its General Partner
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS FUND, LTD

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS INSTITUTIONAL FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ INSTITUTIONAL INCOME DOMESTIC PARTNERS, L.P.

By:	Och-Ziff Loan Management LP, its investment manager
By:	Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial officer

OZ INSTITUTIONAL INCOME OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Institutional Income Overseas Fund GP, L.P., its General Partner
By:	OZ Institutional Income Overseas Fund GP, LLC, its General Partner
By:	OZ Advisors II LP, its sole member
By:	Och-Ziff Holding LLC, its general partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ INSTITUTIONAL INCOME OVERSEAS FUND, L.P.

By:	OZ Institutional Income Overseas Fund GP, L.P., its General Partner
By:	OZ Institutional Income Overseas Fund GP, LLC, its General Partner
By:	OZ Advisors II LP, its sole member
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE DOMESTIC PARTNERS, L.P.

By:	OZ Advisors LP, its General Partner
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE DOMESTIC PARTNERS II, L.P.

By:	OZ Advisors LP, its General Partner
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INTERMEDIATE FUND II, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS FUND II, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INSTITUTIONAL FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM XV, LTD.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached Application dated as of November 24, 2015 for and on behalf of NorthStar Corporate Income, Inc. and NorthStar Global Corporate Income Master Fund; that he is the Chief Executive Officer and President of each company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

The undersigned states that he has duly executed the attached Application dated as of November 24, 2015 for and on behalf of NSAM J-BDC Ltd and NSAM J-CEF Ltd; that he is a director of each company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

NSAM J-BDC LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

NSAM J-CEF LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

The undersigned states that he has duly executed the attached Application dated as of November 24, 2015 for and on behalf of OZ Institutional Credit Management LP, OZ Management LP, OZ Management II LP, OZ Overseas Intermediate Fund, L.P., OZ Overseas Intermediate Fund II, L.P., OZ Credit Opportunities Master Fund, Ltd., OZ Credit Opportunities Overseas Intermediate Fund, L.P., OZ Credit Opportunities Overseas Institutional Fund, L.P., Goldman Sachs Profit Sharing Master Trust, Gordel Capital Limited, Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund, OZEA, L.P., OZ Enhanced Master Fund, Ltd., OZ Europe Master Fund, Ltd., OZSC II, L.P., OZ GC Opportunities Master Fund, Ltd., OZNJ Private Opportunities, L.P., OZNJ Real Asset Opportunities, L.P., OZNJ Real Estate Opportunities, L.P., OZLM Funding, Ltd., OZLM Funding II, Ltd., OZLM Funding III, Ltd., OZLM Funding IV, Ltd., OZLM Funding V, Ltd., OZLM VI, Ltd., OZLM VII, Ltd., OZLM VIII, Ltd., OZLM IX, Ltd., OZLM XI, Ltd., OZLM XII, Ltd., OZLM XIII, Ltd., OZLM XIV, Ltd., Och-Ziff Loan Management LP, Och-Ziff Europe Loan Management Limited, OZLME B.V., OZ Institutional Income Master Fund, Ltd., OZ Domestic Partners, L.P., OZ Domestic Partners II, L.P., OZ Overseas Fund, Ltd., OZ Overseas Fund II, LTD., OZ Overseas Institutional Fund, LTD., OZ Credit Opportunities Domestic Partners, L.P., OZ Credit Opportunities Overseas Fund, L.P., Och-Ziff Real Estate Credit Fund, L.P., OZ Master Fund LTD., OZSC, L.P., OZ Enhanced Domestics Partners, L.P., OZ Enhanced Overseas Intermediate Fund, L.P., OZ Enhanced Overseas Fund, LTD., OZ Enhanced Overseas Institutional Fund, LTD., OZ Institutional Income Domestic Partners, L.P., OZ Institutional Income Overseas Intermediate Fund, L.P., OZ Institutional Income Overseas Fund, L.P., OZ Europe Domestic Partners, L.P., OZ Europe Domestic Partners II, L.P., OZ Europe Overseas Intermediate Fund, L.P., OZ Europe Overseas Fund, LTD., OZ Europe Overseas Intermediate Fund II, L.P., OZ Europe Overseas Fund II, LTD., OZ Europe Overseas Institutional Fund, LTD., and OZLM XV, LTD; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

OZ INSTITUTIONAL CREDIT MANAGEMENT LP

By: OZ Institutional Credit Management LLC, its General Partner
By: OZ Management LP, its Member
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP II

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund II, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities Master Fund, Ltd.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INTERMEDIATE Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INSTITUTIONAL Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Goldman Sachs Profit Sharing Master Trust

By: OZ Management II LP, its investment manager
By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Gordel Capital Limited

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

By: OZ Management LP, its investment manager
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZEA, L.P.

By: OZEA GP, L.P., its General Partner
By: OZEA GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Enhanced Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Europe Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC II, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ GC Opportunities Master Fund, Ltd.

By: OZ GC Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ GC Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Private Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Asset Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Estate Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM Funding, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding II, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding III, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding IV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding V, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM IX, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

Och-Ziff Loan Management LP

By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Och-Ziff Europe Loan Management Limited

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Director

OZLME B.V.

By:	/s/ P.T.W. Rutovitz
Name:	P.T.W. Rutovitz
Title:	Managing Director

OZ Institutional Income Master Fund, Ltd.

By: Och-Ziff Loan Management LP, its investment manager
By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners II, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND II, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS INSTITUTIONAL FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES DOMESTIC PARTNERS, L.P.

By: OZ Advisors LP. its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES OVERSEAS FUND, L.P.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OCH-ZIFF REAL ESTATE CREDIT FUND, L.P.

By: Och-Ziff Real Estate Credit Capital L.P., its General Partner
By: Och-Ziff Real Estate Credit Capital LLC, its General Partner
By: Och-Ziff Real Estate Management LP, its Managing Member
By: Och-Ziff Real Estate Advisors LP, its General Partner
By: Och-Ziff Real Estate GP LLC, its General Partner

By:	/s/ Steven Orbuch
Name:	Steven Orbuch

OZ MASTER FUND LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC, L.P.

By:	OZSC GP, L.P., its General Partner
By:	OZSC GP, LLC, its General Partner
By:	OZ Advisors LP, its Member
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED DOMESTICS PARTNERS, L.P.

By:	Och-Ziff Holding Corporation, its General Partner
By:	OZ Advisors LP, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS FUND, LTD

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ ENHANCED OVERSEAS INSTITUTIONAL FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ INSTITUTIONAL INCOME DOMESTIC PARTNERS, L.P.

By:	Och-Ziff Loan Management LP, its investment manager
By:	Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial officer

OZ INSTITUTIONAL INCOME OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Institutional Income Overseas Fund GP, L.P., its General Partner
By:	OZ Institutional Income Overseas Fund GP, LLC, its General Partner
By:	OZ Advisors II LP, its sole member
By:	Och-Ziff Holding LLC, its general partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ INSTITUTIONAL INCOME OVERSEAS FUND, L.P.

By:	OZ Institutional Income Overseas Fund GP, L.P., its General Partner
By:	OZ Institutional Income Overseas Fund GP, LLC, its General Partner
By:	OZ Advisors II LP, its sole member
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE DOMESTIC PARTNERS, L.P.

By:	OZ Advisors LP, its General Partner
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE DOMESTIC PARTNERS II, L.P.

By:	OZ Advisors LP, its General Partner
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INTERMEDIATE FUND, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INTERMEDIATE FUND II, L.P.

By:	OZ Advisors II LP, its General Partner
By:	Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS FUND II, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ EUROPE OVERSEAS INSTITUTIONAL FUND, LTD.

By:	OZ Management LP, its investment manager
By:	Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM XV, LTD.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

Exhibit B

OZ Management Affiliated Advisers

Och-Ziff Loan Management LP

Och-Ziff Europe Loan Management Limited

Existing Affiliated Funds

OZ Overseas Intermediate Fund, L.P.

OZ Overseas Intermediate Fund II, L.P.

OZ Credit Opportunities Master Fund, Ltd.

OZ Credit Opportunities Overseas Intermediate Fund, L.P.

OZ Credit Opportunities Overseas Institutional Fund, L.P.

Goldman Sachs Profit Sharing Master Trust

Gordel Capital Limited

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

OZEA, L.P.

OZ Enhanced Master Fund, Ltd.

OZ Europe Master Fund, Ltd.

OZSC II, L.P.

OZ GC Opportunities Master Fund, Ltd.

OZNJ Private Opportunities, L.P.

OZNJ Real Asset Opportunities, L.P.

OZNJ Real Estate Opportunities, L.P.

OZLM Funding, Ltd.

OZLM Funding II, Ltd.

OZLM Funding III, Ltd.

OZLM Funding IV, Ltd.

OZLM Funding V, Ltd.

OZLM VI, Ltd.

OZLM VII, Ltd.

OZLM VIII, Ltd.

OZLM IX, Ltd.

OZLM XI, Ltd.

OZLM XII, Ltd.

OZLM XIII, Ltd.

OZLM XIV, Ltd.

OZLME B.V.

OZ Institutional Income Master Fund, Ltd.

OZ Domestic Partners, L.P.

OZ Domestic Partners II, L.P.

OZ Overseas Fund, Ltd.

OZ Overseas Fund II, Ltd.

OZ Overseas Institutional Fund, Ltd.

OZ Credit Opportunities Domestic Partners, L.P.

OZ Credit Opportunities Overseas Fund, L.P.

Och-Ziff Real Estate Credit Fund, L.P.

OZ Master Fund LTD.

OZSC, L.P.

OZ Enhanced Domestics Partners, L.P.

OZ Enhanced Overseas Intermediate Fund, L.P.

OZ Enhanced Overseas Fund, LTD.

OZ Enhanced Overseas Institutional Fund, LTD.

OZ Institutional Income Domestic Partners, L.P.

OZ Institutional Income Overseas Intermediate Fund, L.P.

OZ Institutional Income Overseas Fund, L.P.

OZ Europe Domestic Partners, L.P.

OZ Europe Domestic Partners II, L.P.

OZ Europe Overseas Intermediate Fund, L.P.

OZ Europe Overseas Fund, LTD.

OZ Europe Overseas Intermediate Fund II, L.P.

OZ Europe Overseas Fund II, LTD.

OZ Europe Overseas Institutional Fund, LTD.

OZLM XV, LTD.

EXHIBIT C

Resolutions of the Sole Director of NorthStar Corporate Income, Inc.

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act (the “Co-Investment Exemptive Application”); and

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit B, for an order of SEC pursuant to Sections 6(c), 17(d) and 57(i) of the Act, and Rule 17d-1 promulgated under the Act, permitting (i) multi-class share structures that may be prohibited by Sections 18(c), 18(i) and 61(a) of the Act; (ii) contingent deferred sales charges that may be prohibited by Rule 23c-3 under the Act; and (iii) certain joint transactions that may be prohibited by Sections 17(d) and 57(i) of the Act (the “Multi-Class Exemptive Application” and, together with the Co-Investment Exemptive Application, the “Exemptive Applications”);

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Applications, in substantially the forms attached hereto as Exhibit A and Exhibit B, respectively; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Applications, any SEC correspondence related to the Exemptive Applications and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance

Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Written Consent dated July 23, 2015)

EXHIBIT D

Resolutions of the Sole Trustee of NorthStar Global Corporate Income Master Fund

WHEREAS, the sole Trustee has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act (the “Co-Investment Exemptive Application”); and

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Co-Investment Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Co-Investment Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Written Consent dated July 23, 2015)